Exhibit 23-a

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (Nos. 333-213637, 333-124772 and 333-124178) on Form S-8 of Trustmark Corporation of our report dated February 20, 2018 relating to the consolidated balance sheets of Trustmark Corporation as of December 31, 2016 and 2017 and the consolidated statements of income, comprehensive income, change of shareholders’ equity and cash flows of the years then ended, and effectiveness of internal control over financial reporting, which appear in the Annual Report on Form 10-K of Trustmark Corporation and subsidiaries for the year ended December 31, 2017.

/s/ Crowe Horwath LLP

Atlanta, Georgia

February 20, 2018